# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Acutus Medical, Inc., CIK 0001522860
CUSIP: 005111109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2210 Faraday Ave., Suite 100, Carlsbad, California (CA), 92008
Date of event which requires filing of this statement: 07/09/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001062993-22-003819
Filed by CIK 0001601364

## Reporting persons
- Advent Life Sciences LLP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Each Reporting Person disclaims beneficial ownership of the shares of Common Stock except to the extent of any pecuniary interest therein.
- Advent Life Sciences Fund I LP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Each Reporting Person disclaims beneficial ownership of the shares of Common Stock except to the extent of any pecuniary interest therein.
- Shahzad Malik: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 3,281; shared voting power 0; sole dispositive power 3,281; shared dispositive power 0; aggregate amount beneficially owned 22,757 (0.07608% of the class)
  Comment: Dr. Malik, a general partner of each of the funds named herein and who previously was a director of the Company, holds 3,281 restricted shares of Common Stock and options to purchase 19,476 shares of Common Stock. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock except to the extent of any pecuniary interest therein.

## Item 1. Issuer
Name of issuer: Acutus Medical, Inc.
Address of issuer's principal executive offices: 2210 Faraday Ave., Suite 100, Carlsbad, CALIFORNIA 92008

## Item 2. Person Filing
Name of person filing: Advent Life Sciences LLP, Advent Life Sciences Fund I LP and Dr. Shahzad Malik.
Address of principal business office or, if none, residence: 27 Fitzroy Square, London, United Kingdom W1T 6ES
Citizenship: Advent Life Sciences LLP is a limited liability partnership organized under the laws of the United Kingdom. Advent Life Sciences Fund I LP is a limited partnership organized under the laws of the United Kingdom. Dr. Malik is a citizen of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Advent Life Sciences LLP and Advent Life Sciences Fund I LP hold 0 shares. Dr. Malik, a general partner of each of the funds named herein and who previously was a director of the Company, holds 3,281 restricted shares of Common Stock and options to purchase 19,476 shares of Common Stock. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock except to the extent of any pecuniary interest therein.
Percent of class: Advent Life Sciences LLP and Advent Life Sciences Fund I LP 0%. Dr. Malik 0.07608%.
Sole power to vote or to direct the vote: Advent Life Sciences LLP and Advent Life Sciences Fund I LP 0%. Dr. Malik 0.01097%.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: Advent Life Sciences LLP and Advent Life Sciences Fund I LP 0%. Dr. Malik 0.07608%.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Agreement Regarding the Joint Filing of Schedule 13G dated February 11, 2022 (as filed by the Reporting Persons on Schedule 13G on February 14, 2022).

## Signatures
- Advent Life Sciences LLP: /s/ Shahzad Malik, General Partner of Advent Life Sciences LLP (02/13/2026)
- Advent Life Sciences Fund I LP: /s/ Shahzad Malik, General Partner of Advent Life Sciences LLP acting in its capacity as Manager of Advent Life Sciences Fund I LP (02/13/2026)
- Shahzad Malik: /s/ Shahzad Malik, Shahzad Malik (02/13/2026)
Comment: Please see notes re: reporting information and in signature information